August 20, 2008

Mail Stop 4561

Mr. Wang Wen Yan
Chief Financial Officer
Sunrise Real Estate Group, Inc.
Suite 701, No. 333, Zhaojiabang Road
Shanghai, PRC 200032

Re: Item 4.02 Form 8-K
        Filed August 18, 2008
        File No. 000-32585

Dear Mr. Wen Yan:

        We have reviewed your Item 4.02 Form 8-K for compliance with the form
requirements and have the following comments.

1.   Please amend your report to include all of the information required by Item
        4.02(a) of Form 8-K, including disclosure of the following information:

        • the date of the conclusion regarding the non-reliance;

        • a brief description of the facts underlying the conclusion to the extent
          known to you at the time of filing; and

        • a statement of whether the audit committee, or the board of directors in the
          absence of an audit committee, or authorized officer or officers, discussed
          with your independent accountant the matters disclosed in the filing
          pursuant to this Item 4.02(a).

2.   Please include a signature on your amended Form 10-K.

        You should file an amendment in response to these comments on or before
August 27, 2008.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions, please call me at (202) 551-3429.

Sincerely,

Kristi Marrone
Staff Accountant